UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40211

EUROPEAN BIOTECH ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

EPFL Innovation Park Building

3e Route J-D. Colladon

CH-1015 Lausanne

Switzerland

+41 77 976 21 09

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share and one-third of one redeemable warrant
Class A Ordinary Shares, $0.0001 par value per share

Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Oculis Merger Sub II Company, as successor by merger to European Biotech Acquisition Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

[Signature page follows]

Oculis Merger Sub II Company (as successor by merger to European Biotech Acquisition Corp.)

Date: March 13, 2023	By:	/s/ Riad Sherif
	Name:	Riad Sherif
	Title:	Authorized Signatory